                                                                       Exhibit 12

                                     PENNSYLVANIA ELECTRIC COMPANY
                                     AND SUBSIDIARY COMPANIES

    STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
    AND PREFERRED STOCK DIVIDENDS BASED ON SEC REGULATION S-K, ITEM 503
    (In Thousands)

                                                          Twelve Months Ended December 31,

                                              1989       1990       1991       1992       1993
    OPERATING REVENUES                      $816 627   $817 923   $865 552   $896 337   $908 280

    OPERATING EXPENSES                       613 569    615 852    684 709    678 478    688 587
       Interest portion of rentals (A)         5 085      5 412      4 149      3 945      3 406
         Net expense                         608 484    610 440    680 560    674 533    685 181

    OTHER INCOME:
       Allowance for funds used during
         construction                          5 738      5 902      3 396      1 651      2 261

       Other income, net                      11 024     10 029      6 603       (179)    (7 021)
         Total other income                   16 762     15 931      9 999      1 472     (4 760)

    EARNINGS AVAILABLE FOR FIXED CHARGES
      AND PREFERRED STOCK DIVIDENDS
      (excluding taxes based on income)     $224 905   $223 414   $194 991   $223 276   $218 339

    FIXED CHARGES:
       Interest on funded indebtedness      $ 41 935   $ 44 370   $ 45 289   $ 42 615   $ 44 714
       Other interest                          8 738      7 232      6 744      6 415      5 255
       Interest portion of rentals (A)         5 085      5 412      4 149      3 945      3 406
         Total fixed charges                $ 55 758   $ 57 014   $ 56 182   $ 52 975   $ 53 375


    RATIO OF EARNINGS TO FIXED CHARGES          4.03       3.92       3.47       4.21       4.09

    Preferred stock dividend requirement       8 814      8 814      6 189      5 664      4 987
    Ratio of income before provision for
      income taxes to net income (B)           161.9%     153.1%     153.6%     170.7%     172.3%
    Preferred stock dividend requirement
      on a pretax basis                       14 268     13 491      9 507      9 671      8 594
    Fixed charges, as above                   55 758     57 014     56 182     52 975     53 375
       Total fixed charges and
         preferred stock dividends            70 026     70 505     65 689     62 646     61 969

    RATION OF EARNINGS TO COMBINED FIXED

      CHARGES AND PREFERRED STOCK DIVIDENDS     3.21       3.17       2.97       3.56       3.52


    Notes:

    (A) The Company has included the equivalent of the interest portion of all rentals charged to income as fixed charges for this statement and has excluded such components from Operating
        Expenses.

    (B) Represents income before provision for income taxes divided by income before cumulative effect of accounting change as follows:
                                                             Twelve Months Ended December 31,

                                           1989        1990        1991        1992        1993
        Income before provision
          for income taxes               169,147     166,400     138,809     170,301     164,964

        Income before cumulative effect

          of accounting changes          104,488     108,712      90,361      99,744      95,728